November 8, 2024

Mariano Tannenbaum
Chief Financial Officer
Arcos Dorados Holdings Inc.
R  o Negro 1338, First Floor
Montevideo, Uruguay 11100

       Re: Arcos Dorados Holdings Inc.
           Form 20-F for Fiscal Year Ended December 31, 2023
           Form 6-K Submitted August 14, 2024
           File No. 001-35129
Dear Mariano Tannenbaum:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2023
Item 3. Key Information
A. Selected Financial Data, page 2

1. When you present and/or discuss non-GAAP measures, please also present and/or discuss the comparable GAAP measures. Please present net income attributable to
       Arcos Dorados Holdings Inc. and its margin on page 5 of your Form 20-F, where total adjusted EBITDA and its margin are presented. Also, both the Form 6-K submitted
       August 14, 2024 and the investor presentation on your website dated August 14,
       2024 should be revised, as applicable, to:
           Present year-over-year growth in net income attributable to Arcos Dorados
           Holdings Inc., if you present year-over-year growth in consolidated adjusted
           EBITDA;
           Present the net debt to net income attributable to Arcos Dorados Holdings Inc.
           ratio, if you present the net debt to adjusted EBITDA leverage ratio;
           Present and discuss net income attributable to Arcos Dorados Holdings Inc. and its margin, if you present and discuss total adjusted EBITDA and its margin; and
 November 8, 2024
Page 2

             Start the adjusted EBITDA reconciliation with net income attributable to Arcos
           Dorados Holdings Inc., rather than operating income.
       Refer to Item 10(e)(1)(i) of Regulation S-K, Rule 100(a) of Regulation G and
       Question 103.02 of the Non-GAAP Financial Measures Compliance and Disclosure
       Interpretations, as applicable.
2. Please present corporate and others (and purchase price allocation, when applicable)
       margin in the tables showing operating margins and adjusted EBITDA margins.
Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Sales by Company-Operated Restaurants , page 73

3. Please separately quantify the impact of increase in traffic and increase in average check to which you attribute a material increase in revenue.
B. Liquidity and Capital Resources, page 86

4. Please revise to discuss with quantification the liquidity and capital resources implications related to your material operations in highly inflationary environments
       (i.e., Venezuela and Argentina). If there are restrictions on cash remitances to you from your operations in these highly inflationary environments, please also discuss these restrictions (or refer here to disclosure provided elsewhere in the filing, as applicable) and quantify the amounts of cash and cash equivalents (and other highly-
       liquid assets) in each highly inflationary country. Refer to FRR Section 501.09.b and Item 303 of Regulation S-K, including, but not limited to,
Instruction 9
       to paragraph (b).
Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-9

5. Please present changes in inventories separately in your reconciliation to net cash provided by operating activities. Refer to ASC 230-10-45-29. Also, present financing cash flows related to derivative instruments on a gross, rather than net, basis. Refer to
       ASCs 230-10-45-7 through 45-9 and ASCs 230-10-45-14(d) and 45-15(d).
Note 3. Summary of Significant Accounting Policies
Accounts Payable Outsourcing, page F-17

6. Please tell us whether you pay any fees related to the supplier finance program. If so, disclose the nature, frequency and amounts of the fees. Also, provide a rollforward of the obligations in the footnote. Refer to ASC 405-50-50-3.
Note 21. Segment and Geographic Information, page F-47

7. Please disclose the amounts of revenues and long-lived assets for each country that is material (e.g., Argentina, Mexico and/or Chile). Refer to ASC 280-10-50-41.
 November 8, 2024
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if
you have any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services